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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Petersburg Telephone Network



*CURRENT ADDRESS ______

**FORMER NAME ______

PROCESSED
JUL 0 6 2005
THOMSON FINANCIAL

**NEW ADDRESS ______

FILE NO. 82- 5797 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE: 7/6/05

OJSC Petersburg Telephone Network AR/S 12-31-04

~~OAO "North-West Telecom"~~

Consolidated Financial Statements

Year ended December 31, 2004
with Report of Independent Auditors

OAO "North-West Telecom"

Consolidated Financial Statements

For the year ended December 31, 2004

Contents

Independent Auditors' Report

To the Shareholders and Board of Directors of OAO "North-West Telecom"

1. We have audited the accompanying consolidated balance sheet of OAO "North-West Telecom" (a Russian open joint-stock company - hereinafter "the Company"), as of December 31, 2004, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Except as discussed in paragraph 3 below, we conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As described in Note 6 "Property, Plant and Equipment", the Company has transitioned to IFRS and applied an exemption in IFRS 1, "First-time Adoption of International Financial Reporting Standards", which permits an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to (i) whether the carrying amounts of property, plant, and equipment as of January 1, 2003 are representative of fair value, (ii) the resulting depreciation expense for the years presented and (iii) the respective deferred tax balances as of the reporting dates and deferred tax expense for the years presented.

4. In our opinion, except for the effects on the financial statements of such adjustments, if any, which might have been determined to be necessary had we been able to satisfy ourselves as to the matter referred to in paragraph 3 above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OAO "North-West Telecom" as of December 31, 2004, and the consolidated results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards.

June 15, 2005

Consolidated Balance Sheets as of December 31, 2004 and 2003

(In thousands Rubles)

	Notes	December 31 2004	2003
ASSETS			
Non-current assets			
Property, plant and equipment	6	**22,037,788**	17,009,261
Intangible assets and goodwill	7	**2,225,919**	581,900
Investments in associates	9	**85,046**	82,622
Long term investments	10	**656,990**	662,283
Long term receivables and other financial assets		**37,139**	24,942
Long term advances given	11	**313,351**	130,009
Total non-current assets		**25,356,233**	18,491,017
Current assets			
Inventories	12	**322,901**	229,980
Accounts receivable	13	**1,173,279**	995,434
Short-term investments	10	**7,366**	4,834
Other current assets	14	**1,451,108**	620,288
Cash and cash equivalents	15	**253,389**	282,438
Total current assets		**3,208,043**	2,132,974
TOTAL ASSETS		**28,564,276**	20,623,991
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Preference shares	17	**621,739**	573,392
Ordinary shares	17	**2,233,765**	2,088,637
Treasury shares	17	**(60,822)**	(8,998)
Additional Paid-In Capital		**2,496,388**	-
Retained earnings		**11,036,332**	10,464,217
Total shareholders' equity		**16,327,402**	13,117,248
Minority interest	18	**27,448**	22,153
Non-current liabilities			
Long-term borrowings	19	**3,180,399**	1,028,120
Finance lease obligations	20	**485,426**	494,729
Pension obligations	23	**1,141,963**	832,777
Deferred revenue		**216,272**	218,215
Deferred income tax liability	28	**1,171,626**	1,198,526
Other non-current liabilities		**285**	430
Total non-current liabilities		**6,195,971**	3,772,797
Current liabilities			
Accounts payable, accrued expenses and advances received	21	**2,059,483**	1,198,299
Payables to OAO "Rostelecom"	33	**159,245**	145,290
Taxes payable	22	**964,813**	646,080
Dividends payable	30	**18,278**	16,256
Short-term borrowings	19	**140,595**	258,621
Current portion of long-term borrowings	19	**2,465,835**	1,212,078
Current portion of finance lease obligations	20	**205,206**	235,169
Total current liabilities		**6,013,455**	3,711,793
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**28,564,276**	20,623,991

General Director V.A. Akulich

Chief Accountant M.M. Semchenko

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Operations

For the years ended December 31, 2004 and 2003

(in thousands rubles)

	Notes	2004	2003
Revenues	**24**	**15,407,400**	12,381,322
Operating expenses			
Wages, salaries, other employee benefits and payroll taxes		**(5,412,328)**	(4,061,092)
Depreciation and amortization	**6,7**	**(2,079,404)**	(1,897,205)
Gain/ (loss) on disposals of property, plant and equipment		**23,130**	(113,661)
Materials, repairs and maintenance, utilities		**(1,431,405)**	(1,079,199)
Taxes other than income tax		**(346,152)**	(238,135)
Interconnection charges – domestic and international operators		**(2,911,127)**	(2,276,034)
Provision for impairment of receivables	**13**	**(361,557)**	(329,406)
General and administration expenses	**25**	**(909,359)**	(725,644)
Other operating expenses, net	**26**	**(460,405)**	(705,713)
Total operating expenses		**(13,888,607)**	(11,426,089)
Operating income		**1,518,793**	955,233
Share in result of associates	**9**	**3,710**	(25,275)
Interest expense, net	**27**	**(325,797)**	(267,204)
Gain/ (loss) from disposal of subsidiary, associates and other investments		**31,643**	(39,122)
Foreign exchange gain (loss), net		**21,313**	(69,451)
Profit before income tax and minority interest		**1,249,662**	554,181
Income tax	**28**	**(540,520)**	(260,014)
Profit before minority interest		**709,142**	294,167
Minority interest	**18**	**(3,824)**	(15,437)
Net profit		**705,318**	278,730
Basic and diluted earnings per share (Russian Rubles)	**29**	**0.72**	0.30

General Director V.A. Akulich

Chief Accountant M.M. Semchenko

The accompanying notes form an integral part of these consolidated financial statements.

OAO "North-West Telecom"

Consolidated Statements of Cash Flows

For the years ended December 31, 2004 and 2003

(in thousands of rubles)

	Notes	2004	2003
Cash flows from operating activities			
Profit before income tax and minority interest		**1,249,662**	554,181
Adjustments for:			
Depreciation and amortization	6,7	**2,079,404**	1,897,205
(Gain)/ loss on disposal of property, plant and equipment		**(23,130)**	113,661
Provision for impairment of receivables	13	**361,557**	329,406
Share in result of associates	9	**(3,710)**	25,275
(Gain)/ loss from disposal of subsidiary, associates and other investments		**(31,643)**	39,122
Interest expense, net	27	**325,797**	267,204
Foreign exchange (gain)/ loss, net		**(21,313)**	69,451
Gain from penalty interest write-off on payables to ZAO "Vnesheconombank"	19	**(115,103)**	-
Other non-cash items		**30,200**	(2,154)
Operating profit before working capital change		**3,851,721**	3,293,351
Increase in accounts receivable		**(330,757)**	(333,264)
(Increase)/ decrease in other current assets		**(354,894)**	55,461
Increase in inventories		**(22,420)**	(24,497)
Increase/ (decrease) in accounts payable and accrued expenses		**292,882**	(65,601)
Increase in taxes and social contributions payable		**39,065**	58,951
Increase in pension obligations	23	**199,706**	122,305
Cash flows generated from operations		**3,675,303**	3,106,706
Interest paid		**(613,465)**	(141,990)
Income tax paid		**(638,918)**	(466,614)
Net cash flows from operating activities		**2,422,920**	2,498,102
Cash flows from investing activities			
Purchase of property, plant and equipment		**(3,874,837)**	(2,025,339)
Purchase of intangible assets		**(246,477)**	(562,293)
Proceeds from sale of property, plant and equipment		**447,541**	136,104
Net cash acquired in business combination	5	**131,673**	-
Sale of subsidiaries		**2,892**	-
Purchase/(proceeds) of financial investments and other financial assets		**(1,122)**	125,124
Interest received		**18,805**	24,044
Dividend received		**1,731**	949
Net cash flows used in investing activities		**(3,519,794)**	(2,301,411)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (continued)

Cash flows from financing activities		
Sale of treasury shares	**9,315**	-
Acquisition of treasury shares	**(7,044)**	(8,998)
Proceeds from issue of promissory notes	**437,777**	-
Repayment of promissory notes	**(429,517)**	-
Proceeds from borrowings	**6,303,158**	2,161,471
Repayment of borrowings	**(4,469,317)**	(2,438,767)
Proceeds from bond issue	**789,603**	710,685
Repayment of bonds	**(300,000)**	-
Repayment of finance lease obligations	**(318,732)**	(185,675)
Repayment of supplier credits	**(740,042)**	(382,403)
Proceeds from (repayment of) other long-term liabilities	**(2,761)**	-
Dividend paid	**(204,615)**	(109,742)
Net cash flows used in financing activities	**1,067,825**	(253,429)
Decrease in cash and cash equivalents	**(29,049)**	(56,738)
Cash and cash equivalents at the beginning of year	**282,438**	339,176
Cash and cash equivalents at the end of year	**253,389**	282,438

General Director V.A. Akulich

Chief Accountant M.M. Semchenko

The accompanying notes form an integral part of these consolidated financial statements.

OAO "North-West Telecom"

Consolidated Statements of Changes in Shareholders' Equity

For the years ended of December 31, 2004 and 2003

(in thousands rubles)

	Note	Share Capital					
		Preference shares	**Ordinary shares**	**Treasury shares**	**Additional Paid-In Capital**	**Retained earnings**	**Total equity**
As of December 31, 2002		**573,392**	**2,088,637**	-	-	**10,260,891**	**12,922,920**
Net profit/ (loss) for the year		-	-	-	-	278,730	278,730
Purchase of treasury shares	**17**	-	-	(8,998)	-	-	(8,998)
Dividends	**30**	-	-	-	-	(75,404)	(75,404)
As of December 31, 2003		**573,392**	**2,088,637**	**(8,998)**	-	**10,464,217**	**13,117,248**
Net profit/ (loss) for the year		-	-	-	-	705,318	705,318
Purchase of treasury shares	**17**	-	-	(7,044)	-	-	(7,044)
Purchase of treasury shares in business combination (Note 5)	**17**	-	-	(47,066)	-	-	(47,066)
Sale of treasury shares	**17**	-	-	2,286	7,029	-	9,315
Issue of shares in consideration for business combination (Note 5)		48,347	145,128	-	2,489,359	-	2,682,834
Dividends	**30**	-	-	-		(133,203)	(133,203)
As of December 31, 2004		**621,739**	**2,233,765**	**(60,822)**	**2,496,388**	**11,036,332**	**16,327,402**

General Director V.A. Akulich

Chief Accountant M.M. Semchenko

The accompanying notes form an integral part of these consolidated financial statements.

(in thousands rubles)

1. General Information

Authorization of Accounts

The consolidated financial statements of OAO "North-West Telecom" and its subsidiaries (hereinafter the "Company" or OAO "NWT") for the year ended December 31, 2004 were authorized for issue by the General Director and the Chief Accountant of the Company on June 14, 2005.

The Company

The Company's principal activity is providing telephone services (including local, domestic long-distance and international calls), telegraph, data transfer services, rent of communication channels and wireless communication services on the territory of the North-West Region of the Russian Federation.

Open joint-stock company Svyazinvest (hereinafter "Svyazinvest"), a federal holding company controlled by the Russian Federation, owns 50.8% of the Company's ordinary shares as of December 31, 2004.

The Company is an open joint stock company incorporated in accordance with the laws of the Russian Federation.

The average number of the employees in the Company in 2004 was 28,471 (2003 – 28,625).

The registered office of the Company is 14/26, Gorokhovaya Str., St. Petersburg, Russia.

Tariff Setting Procedures

Under the Russian legislation, the Company is considered a monopolist for fixed line telecommunication services. As a result, tariffs charged by the Company are set by federal authorities. Tariffs charged to the Company by OAO "Rostelecom" (the primary provider of domestic long distance and international telecommunication services in the Russian Federation, which is controlled by Svyazinvest) are also subject to state regulation, thus creating a cross-subsidization mechanism.

The fixed line tariffs are set in Rubles. The method of establishing tariffs is not in line with best modern standards.

Liquidity and Financial Resources

In the reporting period the Company obtained short-term and long-term borrowings to finance the development of the communication network. Financing primarily came in the form of bank loans, bonded loans, vendor financing from equipment suppliers and finance lease.

As of December 31, 2004, the Company's current liabilities exceeded its current assets by 2,805,412 (2003 - 1,578,819). As a result, uncertainties exist as to the Company's liquidity and sufficient future capital resources.

The key factors contributing to the growth of short-term liabilities in the reporting period include:

- Postponement of the 3rd bond issue to the 1st quarter 2005;
- Reclassification of the second issue bonds maturing on October 3, 2007 to short-term liabilities in connection with the put option (Note 19);
- Acquisition of OAO "Lensvyaz" and OAO "Svyaz" of Komi Republic.

1. General Information (continued)

Liquidity and Financial Resources (continued)

Management believes that future cash flows from operating activities will be sufficient to finance ongoing operations. Investment activities will be financed from operating cash flows and long-term borrowings in equal parts. Management believes that certain projects may be postponed or scaled down to comply with the current financial needs of the Company, and the existing short-terms liabilities and borrowings may be prolonged, if necessary.

Management has an action plan to support and improve current liquidity in 2005 and ensure that the Company continues as a going concern in the foreseeable future. Financial resources are expected to inflow from the following sources:

- Placement of 3rd issue bonds (placed on March 3, 2005);
- Placement of high-yield deposits of 900 mln. Rubles with commercial banks consisting of spare cash arising from the 3rd bond issue placement, to use the funds for the offer (placed on March 5, 2005);
- Financing of the Company's investment program in the second half of 2005 from long-term bank loans obtained under the existing credit facilities with AKB "Sberbank" of RF, OAO "Vneshtorgbank", OAO "MDM-Bank" and ZAO "Kommerzbank (Eurasia)".

The accompanying financial statements have been presented on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts that might result should the Company either be unable to continue as a going concern or if the Company was to dispose of assets outside the normal course of its operating plan.

2. Basis of Presentation of the Financial Statements

Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The Company has transitioned to IFRS at the beginning of the earliest period presented in these financial statements (January 1, 2003) using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards", which is effective for periods starting on or after January 1, 2004. IFRS 1 applies to first-time adopters of IFRS including companies that previously applied some, but not all IFRS, and disclosed this fact in its most recent previous financial statements. The Company's previous financial statements disclosed that management made certain estimates and assumptions to present the carrying value of fixed assets which did not comply with historical cost as defined by IAS 16 "Property, plant, and equipment". Further, the Company did not apply the provisions of IAS 19 "Employee benefits" and as such did not account for defined benefit obligations.

The Company has applied an exemption permitted by IFRS 1, which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses at the date of transition even if the corridor approach is used for latter actuarial gains and losses.

(in thousands rubles)

2. Basis of Presentation of the Financial Statements (continued)

Basis of Preparation (continued)

Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management has engaged an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted. It is expected that the appraisal will be completed by the end of 2005.

Accounting for the Effect of Inflation

Prior to January 1, 2003 the characteristics of the economic environment of the Russian Federation indicated the existence of hyperinflation. Non-monetary assets and liabilities acquired prior to December 31, 2002 (except for the property, plant and equipment, for which fair values as of January 1, 2003 have been used as deemed cost), and share capital transactions occurring before December 31, 2002, have been restated in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies" by applying the relevant conversion factors to the historical cost through December 31, 2002.

Management Estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to those financial statements relate to the valuation and useful lives of property, plant and equipment, intangible assets, deferred taxation, and pension obligations as discussed in Notes 6, 7, 28 and 23.

Reconciliation of Equity and Net Profit Reported under Previous GAAP and under IFRS

Shareholders' equity and net income are reconciled between previous Generally Accepted Accounting Principle (GAAP) and IFRS as follows:

	Shareholders' equity as of December 31, 2003	Net profit for the year ended December 31, 2003	Shareholders' equity as of January 1, 2003
Previous GAAP (as reported)	**13,785,091**	**394,341**	**13,518,991**
Timing of preferred dividends recognition	72,122	-	28,283
OAO "Rostelecom" payables correction	98,302	1,204	97,098
Previous GAAP (as restated)	**13,955,515**	**395,545**	**13,644,372**
Pension obligations accrual	(832,777)	(122,305)	(710,472)
Other adjustments	(5,490)	5,490	(10,980)
International Financial Reporting Standards	**13,117,248**	**278,730**	**12,922,920**

The previous GAAP refers to the accounting standards used in the Company's prior year international financial statements, in which the Company applied some, but not all, IFRSs as described above.

As noted above in Basis of Preparation, the Company has taken the exemptions permitted under IFRS 1, which allows an entity to measure property, plant and equipment at fair value at the transition date.

2. Basis of Presentation of the Financial Statements (continued)

Reconciliation of Equity and Net Profit Reported under Previous GAAP and under IFRS (continued)

Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values.

In 2004 the Company engaged an independent appraiser to confirm the fair value of its fixed assets. As of the reporting date the appraisal was underway. Since that the appraisal has progressed substantially and the Company expects this to be completed in the near future and the estimates made by management will be confirmed or adjusted accordingly.

3. Summary of Significant Accounting Policies

3.1 Principles of Consolidation

Subsidiaries

The consolidated financial statements include financial statements of subsidiaries, the entities in which the Company has an interest of more than one half of the voting rights, or otherwise has power to exercise control over its operations. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between parent and/or subsidiary companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Financial statements of OAO "North-West Telecom" and its subsidiaries and associates, based on which the consolidated financial statements are prepared, are based on unified accounting policy.

Acquisition of Subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the statement of operations.

Minority Interest

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented separately from liabilities and shareholders' equity.

3. Summary of Significant Accounting Policies (continued)

3.2 Investments in Associates

Associates are entities in which the Company generally owns between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost including goodwill. Subsequent changes in the carrying value reflect the post acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognized in the statement of operations and its share of movements in reserves is recognized in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate the Company does not recognize further losses, unless the Company is obligated to make further payments to, or on behalf of, the associate.

Unrealized gains on transactions between the Company and its associated undertakings are eliminated to the extent of the Company's interest in the associated undertakings; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.3 Investments

The Company classified its investments into the following categories: held-to-maturity and available-for-sale. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for the cases when they are to be recovered within 12 months after the reporting date. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These investments are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management of the Company determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Available-for-sale investments are carried at fair value. A gain or loss arising from a change in the fair value of an available for sale investment is recognized directly in equity until the investment is sold, collected or otherwise disposed of, or until it is determined to be impaired. Upon disposal, cumulative gain or loss previously recognized as a component of equity, is included in the statement of operations.

Held-to-maturity investments are carried at amortized cost using the effective yield method. Amortized cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. A gain or loss is recognized in the statement of operations when an investment carried at amortized cost is derecognized or impaired, as well as through the amortization process.

3.4 Foreign Currency Transactions

The measurement and presentation currency of the Company is the Russian Ruble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the presentation currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the presentation currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated statement of operations as foreign exchange gains (losses).

Assets and liabilities settled in Rubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

(in thousands rubles)

3. Summary of Significant Accounting Policies (continued)

3.5 Property, Plant and Equipment

Property, plant and equipment are recorded at purchase or construction cost less accumulated depreciation and any impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair values as of January 1, 2003 have been used as deemed cost (refer to Note 2) in accordance with the exemption provided in IFRS 1.

Depreciation is calculated on a straight-line basis. The depreciation periods, which approximate the estimated useful economic lives of the respective assets, are as follows:

Buildings and Constructions	20-50 years
Analog switches	10-20 years
Digital switches	10-15 years
Other telecommunication equipment	10-20 years
Transportation equipment	5 years
Computers, office and other equipment	3-5 years
Land	not depreciated

For the purposes of disclosure, property, plant and equipment are aggregated into the following groups:

- Land, buildings and constructions;
- Switches and transmission devices;
- Construction in progress and equipment for installation;
- Other assets, in which computers, vehicles and other equipment are included.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Based on the Russian licensing legislation and prior experience, Management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

Construction in progress is recorded as the total of actual expenditures incurred by the Company from the beginning of construction to the reporting date. Depreciation begins when fixed assets are put into operation.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Repair and maintenance expenditure is expensed as incurred. Major renewals and improvements are capitalized and the assets replaced are retired. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of operations as incurred.

IAS 36 "Impairment of Assets" requires that the recoverable amount of an asset, including property, plant and equipment, should be estimated whenever there is an indication that the assets may be impaired.

3. Summary of Significant Accounting Policies (continued)

3.5 Property, Plant and Equipment (continued)

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statement of operations.

3.6 Equipment Contribution

Equipment transferred to the Company free of charge by its customers and other entities outside the privatization process is capitalized at market value at the date of transfer. A corresponding income is fully recognized in the statement of operations. Equipment contributions that do not generate any future income for the Company are not recognized.

Grants received from federal and municipal authorities for the purchase of property, plant and equipment are reflected in the balance sheet as deferred income and recognized as income during the useful life of a respective asset in accordance with IAS 20 "Accounting for Government Grants and Disclosure of Government Aid Information".

3.7 Intangible Assets and Goodwill

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates.

According to IAS 36 "Impairment of Assets", goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that carrying amount may be impaired. As of the acquisition date, any Goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the Goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where Goodwill forms part of a cash-generating unit and part of the operations within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

The excess of the fair value of the Company's share of the net assets acquired over the cost of acquisition is recognized in the statement of operations.

3. Summary of Significant Accounting Policies (continued)

3.7 Intangible Assets and Goodwill (continued)

Other Intangible Assets

Other intangible assets are capitalized at cost.

Licenses and software are amortized on a straight-line basis over the estimated useful life equal to the term of license or of the right to use the software. Other intangibles are amortized on a similar basis.

Impairment of Intangible Assets

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and, when impaired, the asset is written down immediately to its recoverable amount.

3.8 Inventories

Inventories are recorded at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost of inventory is determined on the weighted average basis.

3.9 Accounts Receivable

Accounts receivable are stated at original invoice amount, less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

Accounts that are individually significant are assessed for uncollectability and recognized individually. Uncollectability is measured and recognized on a portfolio basis for accounts of similar customers that are not individually identified as doubtfully recoverable.

The amount of the provision is recognized in the statement of operations.

3.10 Value-Added Tax

The tax authorities permit the settlement of sales and purchases value added tax (VAT) on a net basis.

Value added tax recoverable

VAT recoverable relates to purchases which have not been settled at the balance sheet date. VAT recoverable is reclaimable against sales VAT upon payment for the purchases.

Value added tax payable

Value added tax payable represents VAT related to sales which is payable to tax authorities upon collection of receivables from customers net of VAT on purchases which have been settled at the balance sheet date. In addition, VAT related to sales which have not been settled at the balance sheet date (VAT deferred) is also included in VAT payable. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

3. Summary of Significant Accounting Policies (continued)

3.11 Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

3.12 Borrowings

Borrowings are initially recognized at cost, being the fair value of the consideration received, net of transaction costs incurred. In subsequent periods, borrowings are measured at amortized cost using the effective interest rate method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognized as interest expense over the period of the borrowings.

3.13 Leases

Finance leases of equipment that transfer substantially all the risks and rewards incidental to ownership of the leased item to the Company are capitalized at the inception of the lease at the market value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to interest expense.

Capitalized leased assets are depreciated using the straight-line method over the estimated useful life of the asset like other fixed assets within the same class, with consideration of the contractual terms under which the assets can be used.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statement of operations on a straight-line basis over the lease term.

3.14 Pensions and Other Post-Employment Benefits

Unified social tax

Social contributions are made through a unified social tax (UST) calculated by the Company by the application of a regressive rate (from 35.6% to approximately 18%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 28% to 14% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

Other pension plans and post-employment benefits

Under collective bargaining agreements and internal regulations on additional pension benefits, the Company also provides benefits for its employees by using post-employment benefit plans. The majority of the Company's employees are eligible to participate under such post-employment benefit plans based upon a number of factors, including years of service, age, and compensation.

Post-employment benefit plans include defined contribution plans and defined benefit plans.

3. Summary of Significant Accounting Policies (continued)

3.14 Pensions and Other Post-Employment Benefits (continued)

Other pension plans and post-employment benefits (continued)

Defined contribution plan is a post-employment benefit plan under which the Company's obligation is limited solely to the amount of a contribution it agrees to pay into a fund. In this case all actuarial and investment risks will be borne by employees. The Company recognizes contributions under a defined contribution plan in the period to which they are attributable.

Under defined benefit plans, the Company's obligation is to provide the agreed benefits to current and former employees. In this case actuarial and investment risks fall on the Company.

The Company determines the present value of defined benefit obligation and the fair value of any plan assets on each reporting date separately for each plan. The obligations are valued by professionally qualified independent actuaries hired by the Company using the projected unit credit method. The assets of defined benefit plans are valued by professionally qualified actuary in case such estimates have not been preformed while preparing the reports of retirement benefit plans.

Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

Upon introduction of a new plan or improvement of an existing plan past service cost is recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately, past service costs is immediately expensed.

Gains or losses on the curtailment or settlement of pension benefit obligations are recognized when the curtailment or settlement occurs.

3.15 Deferred Income Taxes

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted (or substantively enacted) at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

3. Summary of Significant Accounting Policies (continued)

3.16 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

3.17 Shareholders' Equity

Share capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction in equity from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is recognized as a share premium.

Treasury shares

Where the Company or its subsidiaries purchases the Company's share capital, the consideration paid including any attributable transaction costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled or reissued. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity. Treasury shares are stated at weighted average cost.

Dividends

Dividends are recognized as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3. Summary of Significant Accounting Policies (continued)

3.18 Revenue

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured.

The Company categorizes the revenue sources in the following major categories:

1. Long distance telephone calls - domestic;
2. Long distance telephone calls - international;
3. Local telephone calls;
4. Installation and connecting fees;
5. Documentary services;
6. Cellular services;
7. Radio and TV broadcasting;
8. Data transfer and telematic services;
9. New services;
10. Rent of telephone channels;
11. Services for national operators;
12. Other telecommunications services;
13. Other revenues.

Long distance calls (domestic and international)

Revenues from long distance services depend on time of call, duration of call, destination of call, type of service used, subscriber category and the applied rate plan. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company charges long distance fees on a per-minute basis. The Company recognizes revenues related to the long distance services in the period when the services are rendered.

Local telephone calls

Revenue from the local telephone services depends on the duration of the telephone connections and subscription fee, while time driven billing scheme is applied. If fixed payment scheme is applied then revenue depends on the subscription fee only. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company recognizes revenues related to the monthly network fees for local services in the month the service is provided to the subscriber.

Installation and connection fees

Installation and connection fees for indefinite period contracts are paid by a combination of a fixed cash amount and by the contribution of fixed assets consisting of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. For installation and connection fees paid in the form of fixed assets, revenue is deferred and recognized into income on the same basis that the fixed assets are depreciated.

Documentary services

Revenues from telegraph services comprise fees for telegram transmissions and other wire line data transmission services. The Company recognizes revenues related to telegraph services in the period when the services are rendered.

3. Summary of Significant Accounting Policies (continued)

3.18 Revenue (continued)

Cellular services

Major revenues from cellular services arise from airtime services including local, intercity long distance and international long distance calls, subscription fees, value added services, outbound and inbound roaming. The Company recognizes revenues related to mobile telecommunications services in the period when the services are rendered.

Radio and TV broadcasting

The Company maintains a wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets. The Company recognizes the revenues related to radio broadcasting in the period when the services are rendered.

Data transfer and telematic services

The Company recognizes revenues related to data transfer and telematic services in the period when the services are rendered.

New services

Major revenues from new services include internet services, ISDN, IP-telephony, intelligent network services. The Company recognizes revenues related to new services in the period when the services are rendered.

Rent of telephone channels

Major revenues are recognized from the following services: rent of intercity and international, digital, analogue, and telegraph channels. The Company recognizes revenues from the rent of channels in the period when the services are rendered.

Services for national operators

Revenue from national service providers includes two different groups.

First group of revenues represents services rendered to OAO "Rostelecom" for termination of long-distance traffic of its operators-partners in the network of the Company.

In 2003 the Ministry of the Russian Federation for antimonopoly policy and entrepreneurial support (MAP) has conducted reform of the settlements system of multi regional Svyazinvest Companies with the OAO "Rostelecom" for transit of intercity long-distance traffic. Till August 1, 2003 revenue calculation has been based on the integral settlement rate, multiplied on the total number of minute-distances (transfer of 1 minute of traffic on 50 kilometers interval of OAO "Rostelecom"'s network), transferred through the period.

Integral settlement rate has been calculated as sum of linear settlement rate between zones and difference between inbound and outbound termination settlement rates of the regional Companies. The rate has been calculated and agreed by the MAP once per year according to traffic statistics of previous year, thus it has not reflected real economical benefits and costs related to changes of the incoming and outgoing structure of the traffic in the current settlement period.

3. Summary of Significant Accounting Policies (continued)

3.18 Revenue (continued)

Services for national operators (continued)

In August 2003 new and more transparent inter-operators settlement system for intercity traffic has been introduced. New system separates payments of regional operators for the transfer of intercity traffic in OAO "Rostelecom"'s network and termination of the traffic in the zone, where outgoing intercity call of own subscriber reaches its destination, and payments for the termination of the incoming intercity traffic from other operators in the own network of the Company.

Calculation of the costs for the transit of intercity traffic is based on the new settlement rate, that is equal to sum of linear settlement rate multiplied on the quantity of 50 kilometers intervals between zones and termination settlement rate for the zone where the call is terminated. Revenue calculation for the transit of intercity traffic from OAO "Rostelecom" to the customers of the regional Svyazinvest companies is based on the termination settlement rates. New rates have been defined by the order of the MAP dated July 4, 2003.

Second group of revenues from national operators represents services rendered to interconnected telecom operators that transfer local, intercity and international traffic of their customers via network of the Company.

Major revenues are recognized from the services for transit of local, intercity and international traffic. As well the Company generates revenue from interconnection to the network (one time fees), rent of channels, rent of equipment, data transfer and Internet services.

The Company recognizes revenues from national operators in the period when the services are rendered.

Services for international operators

Revenue from international operators consists of revenues from interconnected operators that transfer international traffic of their customers via the Company's network.

The Company recognizes revenues from international operators in the period when the services are rendered.

Other telecommunication services

Other telecommunication services primarily consist of revenues received by public switched telephone network (PSTN) stations from the rent of direct lines and local junctions. The Company recognizes revenues related to other services in the period when the services are rendered.

Other revenues

Other revenues primarily consist of revenues received from manufacturing of the telecommunication equipment and its technical support, transportation services, recreation services and sale of products and services provided by auxiliary units.

3. Summary of Significant Accounting Policies (continued)

3.19 Commitments

A commitment is a binding agreement for the exchange of a specified quantity of resources at a specified price on a specified future date or dates.

Significant commitments are disclosed.

Assets to be acquired and liabilities to be incurred as a result of the Company's commitment to purchase or sell goods or services are not recognized until at least one of the parties has performed under the agreement such that it either is entitled to receive an asset or is obligated to disburse an asset.

3.20 Contingencies

Contingent liabilities are not recognized in the financial statements as it is not probable that a liability will need to be settled or the outcome is dependant on a future event. They are disclosed in the accompanying notes unless the possibility of an outflow of resources embodying economic benefit is remote.

Contingent assets are not recognized in the financial statement but disclosed when an inflow of economic benefits is probable.

4. Segment Information

Management believes that the Company mostly operates in one industry, i.e. provision of wireline telecommunication services, on the territory of the North-West region of Russia. The Company's structure is based on territorial units, which service the corresponding parts of the Company's network. Cellular telecommunication services are provided by certain sibsidiaries, but the amounts relating to this segment are below the threshold of a reportable segment.

The Company's management considers that the Company operates in one geographical segment. Services rendered in industrial segments other than fixed line communication amount to 0.3% of total revenue. Given the above, no geographic or industry segment information (fixed (wire) line communication, mobile communication) is provided.

(in thousands rubles)

5. Acquisition of OAO "Lensvyaz" and OAO "Svyaz" of Komi Republic

In 2004 OAO "North-West Telecom" acquired OAO "Lensvyaz" and OAO "Svyaz" of Komi Republic as part of the reorganization of regional operators forming part of the Svyazinvest Group, to establish a single operator for the North-West Federal District. OAO "Lensvyaz" and OAO "Svyaz" of Komi Republic provide telephone services (including local, domestic long-distance and international calls), telegraph, data transfer services, rent of communication channels and wireless communication services on the territory of Leningrad Oblast and Komi Republic, respectively.

The reorganization was carried out in accordance with the Company's Shareholders' Meeting decision of April 15, 2004. The actual acquisition took place and control was transferred on October 1, 2004. After the acquisition both entities were transformed into regional branches of the Company. In accordance with IFRS 3 "Business Combinations", restructuring was recognized under the purchase method as an acquisition of OAO "Lensvyaz" and OAO "Svyaz" of Komi Republic by OAO "North-West Telecom".

OAO "Lensvyaz" and OAO "Svyaz" of Komi Republic were acquired by way of exchange of OAO "NWT" shares on the acquired entities' shares. To this end, the Company issued 145,128,211 ordinary shares and 48,346,549 preference shares with fair value of 2,188,353 and 494,481 respectively. The fair value of shares issued was determined in accordance with the RTS and MICEX quotation of OAO "North-West Telecom" shares as of the actual acquisition date. At the acquisition date, the value of the ordinary share was 15.0788 ruble per share, preference share – 10.2278 ruble per share.

The shares issued were exchanged for 100% ordinary and preference shares in the acquired companies as follows:

Acquired entity	Ordinary shares placed by the Company	Preference shares placed by the Company
OAO "Lensvyaz"	74,213,582	24,711,346
OAO "Svyaz" of Komi Republic	70,914,629	23,635,203
Total	**145,128,211**	**48,346,549**

Expenses directly attributable to the acquisition of OAO "Lensvyaz" and OAO "Svyaz" of Komi Republic and included in the acquisition cost total 38,469. The total acquisition cost was 2,721,303.

Through the business combination with OAO "Lensvyaz" and OAO "Svyaz" of Komi Republic the Company also acquired an interest in the following subsidiaries:

Entity	Core business	Equity interest, %	Voting stock, %
ZAO "IK Svyaz"	Finance	100%	100%
OOO "Parma Inform"	Communication services, system integration	50%	50%

Minority interest in the above subsidiaries' net assets totaled 2,736.

OAO "NWT" exercises control over the management, policies and day-to-day operations of OOO "Parma Inform" as the majority of the Board of Directors members are the Company's representatives, therefore the Company consolidates the results of operations and financial position of OOO "Parma Inform".

(in thousands rubles)

5. Acquisition of OAO "Lensvyaz" and OAO "Svyaz" of Komi Republic (continued)

Management elected to complete the allocation of acquisition costs within 12 months from the acquisition date. Any changes in the fair value of identifiable and contingent assets or liabilities will result in an adjustment to Intangible Assets and Goodwill in the balance sheet.

Consideration:	
Fair value of securities issued to finance the acquisition	2,682,834
Expenses directly attributable to the transaction	38,469
Total consideration paid	**2,721,303**
Fair value of identifiable assets and liabilities:	
Fixed assets	2,920,075
Intangible assets	48,190
Long-term investments	68,341
Other non-current assets	117,361
Accounts receivable	300,609
Cash and cash equivalents	170,142
Other current assets	196,568
Current liabilities	(1,036,472)
Non-current liabilities	(923,177)
Total net assets	**1,861,637**
Minority interest in net assets of acquired subsidiaries	(2,736)
Value of the acquired share in net identifiable assets	1,858,901
Goodwill	**862,402**
Goodwill impairment since the acquisition date through December 31, 2004	-
Goodwill as of December 31, 2004 (net)	**862,402**

If acquisition of OAO "Lensvyaz" and OAO "Svyaz" of Komi Republic had been accomplished on January 1, 2004, revenue and net profit of the Company would have amounted to 17,844,431 and 726,297 respectively.

Profit before tax generated by the acquired companies from October 1, 2004 in the capacity of the Company's regional branches totaled 95,171.

(in thousands rubles)

6. Property, Plant and Equipment

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Cost					
As of December 31, 2003	8,789,572	7,769,592	601,199	1,620,550	18,780,913
Additions	-	-	4,481,544	-	4,481,544
Additions due to business combination	1,175,272	1,321,310	279,609	143,884	2,920,075
Disposals	(368,731)	(21,174)	(15,397)	(10,256)	(415,558)
Disposals due to sale of subsidiary	(7,929)	-	-	-	(7,929)
Put in operation	1,590,155	2,861,245	(5,122,596)	671,196	-
As of December 31, 2004	**11,178,339**	**11,930,973**	**224,359**	**2,425,374**	**25,759,045**
Accumulated depreciation and impairment					
As of December 31, 2003	(541,634)	(899,579)	(3,480)	(326,959)	(1,771,652)
Charge for the year	(591,541)	(1,031,451)	-	(367,693)	(1,990,685)
Disposals	5,135	18,415	-	10,027	33,577
Disposals due to sale of subsidiary	7,503	-	-	-	7,503
As of December 31, 2004	**(1,120,537)**	**(1,912,615)**	**(3,480)**	**(684,625)**	**(3,721,257)**
Net book value as of December 31, 2003	**8,247,938**	**6,870,013**	**597,719**	**1,293,591**	**17,009,261**
Net book value as of December 31, 2004	**10,057,802**	**10,018,358**	**220,879**	**1,740,749**	**22,037,788**

Impairment relates only to construction in progress.

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values.

In 2004 the Company engaged an independent appraiser to confirm the fair value of its fixed assets. As of the reporting date the appraisal was underway. Since that the appraisal has progressed substantially and the Company expects this to be completed in the near future and the estimates made by management will be confirmed or adjusted accordingly.

The net book value of plant and equipment held under finance leases as of December 31, 2004 is 1,075,643 (2003 – 903,236). Leased assets are pledged as security for the related finance lease obligations (Note 20).

Property, plant and equipment for the total of 6,052,134 as of December 31, 2004 (2003 - 252,796) secured the Company's borrowings (Note 19).

In 2004, the Company increased construction in progress by 56,984 of capitalized interest (2003 – 12,225). In 2004, the capitalization rate was 12.1%.

(in thousands rubles)

7. Intangible Assets and Goodwill

	Goodwill	Licenses	Software	Other	Total
Cost					
As of December 31, 2003	-	3,845	794,520	3,960	802,325
Additions	862,402	1,979	853,474	78	1,717,933
Additions due to business combination	-	234	47,956	-	48,190
Disposals	-	(318)	(40,943)	(57)	(41,318)
As of December 31, 2004	**862,402**	**5,740**	**1,655,007**	**3,981**	**2,527,130**
Accumulated depreciation					
As of December 31, 2003	-	(458)	(219,158)	(809)	(220,425)
Charge for the year	-	(1,339)	(87,296)	(84)	(88,719)
Disposals	-	308	7,625	-	7,933
As of December 31, 2004	-	**(1,489)**	**(298,829)**	**(893)**	**(301,211)**
Net book value as of December 31, 2003	-	3,387	575,362	3,151	581,900
Net book value as of December 31, 2004	**862,402**	**4,251**	**1,356,178**	**3,088**	**2,225,919**

Goodwill arisen on the acquisition of OAO "Lensvyaz" and OAO "Svyaz" of Komi Republic (Note 5) is not amortized, but is reviewed for impairment on an annual basis.

In 2004 the Company increased value of software by 61,944 of capitalized interest (2003 – no interest was capitalized). In 2004 average capitalization rate was 12.1%.

Oracle E-Busines Suite

As of December 31, 2004 software included Oracle E-Business Suite package with net book value of 601,963 (2003 - 389,880). In accordance with the supply contract, the Company has been provided with non-exclusive licenses for 16,418 users of E-Business Suite 2003 Professional among other license applications.

The Company will amortize the value of this software starting from the date of its implementation, proportionally to the quantity of licenses used and over useful life of the licenses. Until then, the Company will periodically test this software for impairment.

Full implementation of Oracle E-Business Suite software is expected in 2008.

(in thousands rubles)

7. Intangible Assets and Goodwill (continued)

Amdocs Billing Suite

As of December 31, 2004 software also includes Amdocs Billing Suite software with net book value of 510,264 (2003 – nil). This software was purchased for the purpose of unified automated settlements system implementation. The implementation project is expected to last 4-5 years.

The Company's Board of Directors approved purchase of Amdocs Billing Suite software on November 19, 2004.

Amdocs Billing Suite software was supplied in December 2004 by OOO "IBM Eastern Europe/Asia", in exchange for which the Company transferred its promissory notes with the face value of 625,716. Payments on the promissory notes are expected to be made by June 1, 2006.

The Company will start amortizing this asset starting from the date of software implementation. Until then the Company will periodically test this software for impairment.

Management believes that the carrying values of Oracle E-business Suite software and Amdocs Billing Suite software are recoverable as of December 31, 2004 and 2003.

8. Consolidated Subsidiaries

The consolidated financial statements include assets, liabilities and operating results of the Comapny and its subsidiaries as listed below:

Subsidiary	Main activity	Equity interest/ Voting stock	
		2004	**2003**
OOO "AMT"	Consulting services	100%	100%
OOO "Artelecom Service"	Renting the Company's assets	77%	77%
ZAO "Vologodskaya Sotovaya Svyaz"	NMT-450 cellular communication	-	60%
ZAO "Kolatelecom"	Communication services	50%	-
OOO "Parma Inform"	Communication services	50%	-
ZAO "IK Svyaz"	Consulting services	100%	-
OOO "Novgorod Deitacom"	Communication services	52%	-

All the above companies are Russian legal entities registered in accordance with Russian legislation, and have the same financial year as the Company.

In 2004 in accordance with the decisions of the Company's Board of Directors the Company sold its 60% ownership interest in ZAO "Vologodskaya Sotovaya Svyaz" for 3,148 in April 2004.

(in thousands rubles)

9. Investments in Associates

As of December 31, 2004 and 2003 the Company's investments in associates included:

Associate	Main activity	As of December 31, 2004		As of December 31, 2003	
		Voting shares	**Carrying value**	**Voting shares**	**Carrying value**
ZAO "WestBaltTelecom"	Communication services	28%	**42,011**	28%	39,728
SZAO "Medexpress"	Insurance	35%	**26,854**	35%	25,848
ZAO "Severnaya Kliringovaya Palata"	Payment and clearing systems	20%	**16,181**	20%	15,761
ZAO "Parma Telecom"	Construction and maintenance of call offices	34%	**34**	-	-
OAO "Tele-Nord"	NMT-450 cellular communication	-	-	25%	1,285
ZAO "Neva Cable"	Cable manufacture and sale	-	-	49%	394
OAO "Kaliningrad Mobile Systems"	NMT-450 cellular communication	-	-	34%	300
Others			**23**		23
Impairment of investments in associates			**(57)**		(717)
Total			**85,046**		82,622

All the above companies are Russian legal entities registered in accordance with Russian legislation, and have the same financial year as the Company.

In 2004 in accordance with the decisions of the Company's Board of Directors the Company sold its ownership interest in OAO "Kaliningrad Mobile Systems", OAO "Tele-Nord" and ZAO "Neva Cable" for 33,765.

Movement in investments in associates for the years ended December 31, 2004 and 2003 is presented below:

	2004	**2003**
Investments in associates as of January 1	**82,622**	246,160
Acquisition of associates	**34**	-
Share in profit/ (loss), net of income tax	**3,710**	(25,275)
Sale of investments in associates	**(1,979)**	(138,263)
Impairment of investments in associates recovery	**659**	-
Investments in associates as of December 31	**85,046**	82,622

(in thousands rubles)

10. Investments

As of December 31, 2004 and 2003 financial investments comprised the following:

	2004	2003
Long-term investments held to maturity	**8,000**	8,000
Long-term investments available-for-sale	**648,990**	654,283
Total long-term investments	**656,990**	662,283
Short-term investments held to maturity	**7,366**	4,834
Total investments	**664,356**	667,117

As of December 31, 2004 and 2003 investments held to maturity included long-term deposit in the amount of 8,000.

As of December 31, 2004 and 2003 investments available-for-sale consisted of the following:

	2004		2003	
Company	**Ownership interest**	**Carrying value**	**Ownership interest**	**Carrying value**
OAO "Telecominvest"	15 %	**615,336**	15%	615,336
Other long-term investments		**87,298**		89,152
Impairment in value of other investments		**(53,644)**		(50,205)
Total investments available for sale		**648,990**		654,283

Other long-term investments comprise minor investments of the Company in equity of a number of commercial entities incorporated in the Russian Federation.

11. Long-Term Advances Given

As of December 31, 2004 and 2003 advances to equipment and software suppliers included:

	2004	2003
Advances to capital construction contractors	**193,537**	13,314
Advances to equipment suppliers	**108,199**	104,262
Other advances issued	**11,615**	12,433
Total	**313,351**	130,009

12. Inventories

Inventories as of December 31, 2004 and 2003 included the following:

	2004	2003
Cable, materials, fuel and spare parts for telecommunications equipment	**134,758**	94,690
Finished goods and goods for resale	**12,272**	11,639
Instruments, work wear and other inventories	**176,161**	125,992
Obsolescence reserve	**(290)**	(2,341)
Total	**322,901**	229,980

As of December 31, 2004 no inventories have been pledged as security for borrowings.

(in thousands rubles)

13. Accounts Receivable

Accounts receivable as of December 31, 2004 and 2003 comprised the following:

	2004	2003
Trade receivables – telecommunication services	**2,110,063**	1,775,037
Trade receivables – other	**93,099**	47,520
Provision for impairment of receivables	**(1,029,883)**	(827,123)
Total	**1,173,279**	995,434

The Company identified accounts receivable by the following major customer groups:

	2004	2003
Residential customers	**1,672,668**	1,349,573
Corporate customers	**320,779**	288,607
Government customers	**116,616**	136,857
Total	**2,110,063**	1,775,037

The Company invoices its governmental and corporate customers on a monthly basis. For residential customers, the Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in rubles, in effect at the time the calls are made. In certain cases the Company managed to collect penalties for payment delays and to enforce reimbursement in arbitration court.

As of December 31, 2004 debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers amounted to 42% of total accounts receivable (2003 – 41%).

Article 47 of the Federal Law "On Telecommunications" No. 126-FZ dated July 7, 2003 will be effective starting from 2005, which changes rules on granting privileges to residential customers with respect to services rendered by telecommunication companies. Starting from January 2005 telecommunication customers with the right of privileges are obliged to pay for telecommunication services in full with the subsequent compensation of their expenses by budget funds at the various levels. The state budget does not provide for financing of the remaining debt of social security organizations to compensate expenses related to granting privileges to certain category of subscribers in the previous periods. However, in 2004 the Company through legal action recovered accounts receivable from the federal budget of 101,363.

As of December 31, 2004 based on assessment of probability of judicial recovery, the total accounts receivable from social organizations were provided by the Company in the amount of 934,555.

(in thousands rubles)

13. Accounts Receivable (continued)

The following summarizes the changes in the provision for impairment of trade and other receivables:

	2004	2003
Balance as of January 1	**827,123**	738,260
Provision for the year	**361,557**	329,406
Trade and other receivables write-off	**(158,797)**	(240,543)
Balance as of December 31	**1,029,883**	827,123

14. Other Current Assets

As of December 31, 2004 and 2003 other current assets comprised the following:

	2004	2003
VAT receivable	**953,640**	418,157
Deferred expenses	**160,909**	80,987
Prepaid income tax	**147,588**	9,355
Other receivables and current assets	**86,461**	31,379
Prepayments and advance payments	**70,987**	58,272
Settlements with personnel	**13,262**	10,336
Other prepaid taxes	**18,261**	11,802
Total	**1,451,108**	620,288

15. Cash and Cash Equivalents

As of December 31, 2004 and 2003 cash and cash equivalents comprised the following:

	2004	2003
Cash at bank and on hand	**252,993**	280,631
Short-term deposits with original maturities of three months or less	**396**	1,213
Other cash equivalents	**-**	594
Total	**253,389**	282,438

As of December 31, 2004, the Company had no restricted cash.

(in thousands rubles)

16. Significant Non-Cash Transactions

In 2004 the Company acquired OAO "Lensvyaz" and OAO "Svyaz" of Komi Republic by way of exchange of OAO "NWT" shares to the acquired entities' shares. The fair value of shares issued was 2,682,834 (Note 5).

In 2004 the Company purchased property, plant and equipment on finance lease terms in the amount of 144,980 (2003 – 607,524), on vendor financing terms in the amount of 307,808 (2003 – 170,552) and free of charge in the amount of 16,546 (2003 – 10,490).

In 2004 the Company purchased software product Amdocs Billing Suite for 597,372 and paid by promissory notes with maturity in 2005-2006.

Non-cash transactions have been excluded from consolidated statement of cash flows.

17. Share Capital

All authorized and issued shares as presented in the table below, have been fully paid. All shares have a par value of 1 Ruble each. 77.87 % of the share capital issued as of December 31, 2004 was attributable to ordinary shares and 22.13 % attributable to preference shares, class A. The difference between the total par value and total carrying value represents the effects of inflation of prior years. Authorized, but not issued ordinary and preference shares totaled, respectively, 6,098 (2003 – 36,517) and 32,486 (2003 – 64,605).

	Number of outstanding shares (thousands)		Number of treasury shares (thousands)	Authorized and issued capital (thousands Rubles)		Treasury shares (thousands Rubles)
	Preference shares	Ordinary shares		Preference shares	Ordinary shares	
As of December 31, 2002	**202,023**	**735,917**	**-**	**573,392**	**2,088,637**	**-**
Treasury shares purchased	-	-	(2,790)	-	-	(8,998)
As of December 31, 2003	**202,023**	**735,917**	**(2,790)**	**573,392**	**2,088,637**	**(8,998)**
Issued	48,347	145,128	-	48,347	145,128	-
Treasury shares sold	-	-	655		-	2,286
Treasury shares acquired in business combination (Note 5)	-	-	(4,140)	-	-	(47,066)
Treasury shares purchased	-	-	(808)	-	-	(7,044)
As of December 31, 2004	**250,370**	**881,045**	**(7,083)**	**621,739**	**2,233,765**	**(60,822)**

17. Share Capital (continued)

The ordinary shareholders are entitled to one vote per share. Class A preference shares give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to re-organisation and liquidation of the Company, and where changes and amendments to the Company's Charter which restrict the rights of preference shareholders are proposed. The preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of Russian accounting net income for the year.

Annual amount of dividends on preference shares class A may not be less than dividends on ordinary shares. As such, the preference shareholders share in earnings is in line with ordinary shareholders and thus the preference shares are considered participating shares for the purpose of the calculation of earnings per share. If the Company fails to pay dividends, or has no profits in any year, the preferred shareholders have the right to vote in the general shareholders' meeting.

In September 2001 the Company signed a depositary agreement with JP Morgan Chase Bank regarding placement of American Depositary Receipts (ADRs), Level 1. In accordance with the depositary agreement, each ADR represents 50 ordinary shares of the Company. As of December 31, 2004, 825,255 ADRs represented 41,262,750 deposited ordinary shares, which constituted 4.68% of total ordinary shares issued.

Treasury shares represent ordinary shares held by the Company or by its subsidiaries.

In accordance with the Russian legislation, dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory unconsolidated financial statements. The Company had 1,326,987 and 837,478 of the Russian statutory net income in 2004 and 2003, respectively.

The Company's shareholding structure as of December 31, 2004 (in thousands of shares) was as follows:

	Ordinary shares		Preference shares		Total
		%		%	
Svyazinvest	447,231	50.80%	-	-	447,231
Other legal entities	381,632	43.32%	146,464	58.5%	528,096
Individuals	48,828	5.50%	100,177	40.0%	149,005
Treasury shares	3,354	0.38%	3,729	1.5%	7,083
Total	**881,045**	**100%**	**250,370**	**100%**	**1,131,415**

18. Minority Interest

Movement of minority interest for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Minority interest as of January 1	**22,153**	6,716
Minority interest of acquired subsidiaries (Note 5)	**2,736**	-
Minority interest in net income of subsidiaries	**3,824**	15,786
Minority interest in subsidiaries disposed	**(1,265)**	-
Dividends paid to minority shareholders of subsidiaries	-	(349)
Minority interest as of December 31	**27,448**	22,153

(in thousands rubles)

19. Borrowings

Short-term borrowings

As of December 31, 2004 and 2003 short term borrowings including:

	Range of interest rate	2004	2003
Bank loans (Rubles)	9.5 – 15%	**113,411**	8,100
Vendor financing (US Dollars)	8 – 10%	**17,785**	-
Interest payable on bank loans, Ruble bonds, promissory notes and vendor financing		**9,399**	250,521
Total short-term borrowings		**140,595**	258,621

Long-term borrowings

As of December 31, 2004 and 2003 long-term borrowings included:

	Range of interest rate	2004	2003
Bank loans:			
Bank loans (Rubles)	9.7 – 13.5%	**2,962,900**	-
Bank loans (Euro)	3 – 8.5%	**194,753**	460,433
Total bank loans		**3,157,653**	460,433
Bonds (Rubles)		**1,500,288**	1,010,685
Vendor financing:			
Vendor financing (Rubles)	6.5 - 9%	**2,107**	-
Vendor financing (US Dollars)	6.5 - 9%	**701,608**	438,028
Vendor financing (Euro)	6.5 - 9%	**214,360**	297,960
Total vendor financing		**918,075**	735,988
Promissory notes:			
Promissory notes (Rubles)		**1,649**	1,543
Promissory notes (US Dollars)	6 – 8.5%	**28,000**	-
Promissory notes (Euro)		**24,688**	-
Total promissory notes		**54,337**	1,543
Borrowings from related parties (Note 33)		**-**	31,549
Other loans:			
Other loans (Rubles)		**6,745**	-
Other loans (US Dollars)		**9,136**	-
Total other loans		**15,881**	
Less: current portion of long-term borrowings		**(2,465,835)**	(1,212,078)
Total long-term borrowings		**3,180,399**	1,028,120

Long-term borrowings include interest of 7,637 as of December 31, 2004 (2003 – 869). As the interest is not due before 2006, it is classified as long term.

(in thousands rubles)

19. Borrowings (continued)

As of December 31, 2004, long-term borrowings had the following maturity schedule:

Maturity date	Bank loans	Bonds	Vendor financing	Promissory notes	Other	Total
2005	392,242	1,500,288	556,659	15,300	996	2,465,485
2006	1,793,044	-	293,598	17,255	6,173	2,110,070
2007	126,582	-	46,992	13,988	-	187,562
2008	554,137	-	20,126	6,144	-	580,407
2009 onwards	291,648	-	700	1,650	8,712	302,710
Total present value of payments	**3,157,653**	**1,500,288**	**918,075**	**54,337**	**15,881**	**5,646,234**

Bank loans

In 2004 the Company obtained long-term loans from AKB "Sberbank" of RF, ZAO "Raiffeisen Bank Austria", ZAO "Kommerzbank (Eurasia)", AKB OAO "Moskovsky Delovoy Mir", OAO "Ukhtabank" and OAO AKB "Rosbank". Long-term bank loans denominated in Rubles were taken to finance current and investment activities of the Company. The loans are collaterized with property, plant and equipment with the net book value of 5,938,741 (2003 – nil).

Vnesheconombank loan

Liability to ZAO "Vnesheconombank" as of December 31, 2004 of 194,753 was assumed in the acquisition of OAO "Svyaz" of Komi Republic. The said liability was reported at amortized cost with an effective interest rate of 7% per annum. The borrowing is collaterized with fixed assets with the net book value of 97,563.

Over that period from September to November 2004 the Company fully repaid the prinicipal debt and all overdue fixed-term interest and, under the contract terms, became eligible to write off penalties of 115,103 (Note 26).

(in thousands rubles)

19. Borrowings (continued)

Bank loans (continued)

Restrictions and covenants

Under the existing borrowing arrangements the Company has to comply with certain conditions, including maintenance of certain financial performance standards.

Under the credit agreement with ZAO "Kommerzbank (Eurasia)" the Company agrees to maintain the following financial performance standards (computed based on IFRS financial statements):

- Interest bearing debt to equity ratio – maximum 1:2;
- Net interest bearing debt to EBIDTA ratio – maximum 2:1;
- EBITDA to net interest ratio – minimum 5:1;
- Equity - minimum 300,000 thousand Euro.

The loan amount outstanding as of December 31, 2004 was 301,090.

Under the agreement with AKB OAO "Moskovsky Delovoy Mir", the Company undertakes to meet the following financial performance indicators (computed based on Russian statutory accounts):

- Current liquidity ratio – minimum 0.6;
- Equity – minimum 6,160 mln. Rubles;
- Eqity to assets ratio – minimum 0.5;
- Sales – minimum 950 mln. Rubles/quarter;
- Net profit – minimum 50 mln. Rubles/quarter.

The debt to AKB OAO "Moskovsky Delovoy Mir" of 700,000 was fully repaid in 2005.

In addition to obligations related to financial performance standards compliance, the Company is liable under agreements whereby banks may demand early repayment in the following instances:

Credit agreement with ZAO "Kommerzbank (Eurasia)":

- Change of ownership of over 50% shares in the Company

Credit agreement with ZAO "Raiffeisen Bank Austria":

- Court judgement against the Company for an amount exceeding 50,000;
- Overdue liability to third parties exceeding 50,000;
- Evidence of bancruptcy;
- Liquidation or reorganization of the Company;
- Undisputable write off or seizure of property totaling over USD 50 thousand;
- Disposal, pledge of property in excess of 5 bln. Rubles.

The loan amount outstanding as of December 31, 2004 was 500,424.

Credit agreement with AKB "Sberbank" of RF (as of December 31, 2004 the loan amount was 1,411,066):

- Legal actions or property claims against the Company for amounts over USD 5.17 million.

Credit agreements with ZAO "Vnesheconombank":

- Company's reorganization, one month delay in payment.

(in thousands rubles)

19. Borrowings (continued)

Bonds

The movement of bonds payable for the years ended December 31, 2004 and 2003 is presented below:

Bonds payable as of January 1, 2003	**300,000**
2nd bond issue	1,500,000
Issue costs	(44,342)
Repurchase of the 2nd bond issue	(750,000)
Amortization of issue cost	5,027
Bonds payable as of December 31, 2003	**1,010,685**
Repayment of the 1st bond issue	(300,000)
Placement of repurchased 2nd bond issue with premium of 39,395	789,395
Amortization of premium	(16,729)
Amortization of issue cost	16,937
Bonds payable as of December 31, 2004	**1,500,288**

In July 2003 the Company registered the 2nd bond issue of 1,500,000 coupon bonds with par value of 1,000 Rubles each and effected placement on October 8, 2003. The bonds mature in 3 years and bear a variable interest of 14.2% for the first year of bonds oustanding and 13.2% for the second year of bonds outstanding payable quartely. The Board of Directos will establish the interest rate for the third year of bonds outstanding by October 2005. Under the terms of the issuance, the bond-holders may exercise an early redemption in October 2005.

Vendor financing

Long-term vendor financing outstanding as of December 31, 2004 was as follows:

Vendor	Currency	Maturity	Contractual interest rate	Amount outstanding
IBM East Europe/Asia	USD	2006	Discount	598,818
Siemens	EUR	2007-2008	0%, EURIBOR+2.5%,7.5%	182,041
Elis Kaliningrad	USD	2005	8.42%	18,284
Lucent Technologies	EUR	2006	6.6%-9%	32,811
Verisel-Telecom	USD	2006	0%	25,625
Iskratel	USD	2005-2006	0%,6%,6.5%	24,275
FGUP LONIIS	USD	2006	0%	5,499
Inlain Technologies	USD	2006	LIBOR+4%	19,750
Kvant-Intercom	USD,RUR	2005, 2011	0%,9%	2,935
Dialog Seti	USD	2005	0%	6,551
Others	USD,RUR	2005-2006	0%	1,486
Total				**918,075**

The Liability to OOO "IBM East Europe/Asia" is represented by promissory notes issued by the Company in 2004 as security for the Amdocs Billing Suite software delivery. As of December 31, 2004 un-amortized discount on the notes payable was 26,898.

Liabilities under interest-free vendor financing agreements as of December 31, 2004 were initially recorded at fair value with discount rates ranging from 7% to 8.2%. Subsequently these liabilities are carried at amortized cost..

(in thousands rubles)

20. Finance Lease Obligations

The Company has finance lease contracts for telecommunication equipment and vehicles. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of December 31, 2004 and 2003 are as follows:

	2004		2003	
	Minimum lease payments	**Present value of payments**	**Minimum lease payments**	**Present value of payments**
Current portion	**341,208**	**205,206**	370,954	235,169
2 to 5 years	**647,865**	**485,426**	737,814	494,729
Over 5 years	**-**	**-**	629	-
Total minimum lease payments	**989,073**	**-**	1,109,397	-
Less amounts representing finance charges	**(298,441)**	**-**	(379,499)	-
Present value of minimum lease payments	**690,632**	**690,632**	729,898	729,898

In 2004 and 2003 the Company's primary lessors were OAO "RTC-Leasing and OAO "Leasing-Telecom". Effective interest rate on leasing liabilities in 2004 ranged from 21% to 45% per annum (2003 - from 26% to 49%, respectively).

OAO "RTC-Leasing" purchases telecommunication equipment from domestic and foreign suppliers and leases the equipment. The Company's obligations under capital leases to OAO "RTC-Leasing" as of December 31, 2004 comprised 842,846 (2003 - 995,748) including 578,635 of principal amount (2003 - 642,419) and 264,211 of interest payable (2003 - 353,329).

Pursuant to agreements concluded with OAO "RTC-Leasing", the lessor is entitled to adjust the lease payment payment schedule in the event of change of certain macroeconomic conditions, in particular, change in the refinancing rate of the Central Bank of the Russian Federation.

OAO "Leasing Telecom" mostly purchases vehicles from domestic and foreign suppliers and leases the vehicles. The Company's obligations to OAO "Leasing Telecom" under the contracts as of December 31, 2004 were 106,076 (2003 – 50,926), including 79,544 (2003 – 37,878) of principal amount and 26,533 (2003 – 13,048) of interest.

As of December 31, 2004 and 2003 financial lease obligations denominated in foreign currencies, mainly US Dollar and Euro amounted to 29,322 and 55,058 respectively.

(in thousands rubles)

21. Accounts Payable, Accrued Expenses and Advances Received

As of December 31, 2004 and 2003, the Company's accounts payable and other current liabilities comprised the following:

	2004	2003
Salaries and wages	**744,359**	341,291
Accounts payable to equipment suppliers and constructors	**676,454**	373,466
Advances received from subscribers	**351,472**	256,533
Trade accounts payable	**238,576**	209,161
Other accounts payable	**48,622**	17,848
Total	**2,059,483**	1,198,299

As of December 31, 2004 and 2003 the amounts of trade payables of 53,868 and 63,239, respectively, are denominated in foreign currencies, mainly Euro and US Dollars.

Other accounts payable include outstanding accounts payable to Non–Commercial Partnership (Note 33), settlements with insurance providers and trade union contributions payable.

22. Taxes Payable

As of December 31, 2004 and 2003, the Company had the following taxes payable:

	2004	2003
Value added tax	**496,015**	424,858
Income tax	**155,122**	(6,059)
Unified social tax	**199,154**	124,866
Property tax	**85,930**	42,855
Individual income tax	**23,698**	17,998
Sales tax	**-**	27,237
Other taxes	**4,894**	14,325
Total	**964,813**	646,080

Payment of value added tax of 352,060 (2003 – 278,508) is conditional upon collection or write-off of the respective trade accounts receivable.

23. Pension Obligations

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plans, which cover most of its employees. In this respect, the Company has applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses at the date of transition, even if the corridor approach is used for later actuarial gains and losses.

Defined benefit pension plans

The most employees are covered by defined benefit pension plans. The defined benefit pension plans provides old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from statutory retirement age, which are currently 55 for women and 60 for men. The benefits are based on a formula specific to each branch of the Company. According to the formula the benefits depend on the number of parameters, including the relative pay of participants and their past service in the Company at retirement. The benefits are not vesting and are subject to the employee retiring from the Company on or after the above-mentioned ages.

(in thousands rubles)

23. Pension Obligations (continued)

Non-government pension fund NPF "Telecom-Soyuz", which is a related party to the Company (Note 33), maintains the defined benefit pension plan. The Company makes contributions to the pension fund in the amount set forth in the agreement with the pension fund.

The Company also provides several long-term employee benefits such as a death-in-service benefit and lump-sum payments upon retirement of a defined benefit nature.

Additionally, the Company provides financial support, of a defined benefit nature, to its old age and disabled pensioners.

The latest independent actuarial valuation of the Company's pension and other post-employment and post-retirement benefits was performed in June 2005.

As of December 31, 2004 there were approximately 34,700 employees eligible to post-employment and post-retirement program of the Company, of which all were active participants to the defined benefit pension plan (as of December 31, 2003 – approximately 28,000).

As of December 31, 2004 and 2003 Company's net liabilities on defined benefit pension plans comprised the following:

	2004	2003
Present value of defined benefit obligation	**1,383,528**	1,647,759
Fair value of plan assets	**(66,960)**	(274,598)
Present value of unfunded obligations	**1316,568**	1,373,161
Unrecognised actuarial gains/ (losses)	**217,128**	(60,252)
Unrecognised past service cost	**(391,733)**	(480,132)
Net pension liability in the balance sheet	**1,141,963**	832,777

As of December 31, 2004 and 2003 management estimated employees' average remaining working life at 12 years.

The net expense for the defined benefit pension plans recognized in 2004 and 2003 is as follows:

	2004	2003
Service cost	**122,000**	80,000
Interest cost	**162,812**	110,782
Expected return on plan assets	**(30,036)**	(21,215)
Amortisation of past service cost – non-guaranteed potion	**52,619**	29,452
The effect of curtailment or settlement	**26,459**	-
Net expense for the defined benefit pension plan	**333,854**	199,019

The amount of net expense for defined benefit pension plans is included in the consolidated statement of operations line "Wages, salaries, other benefits and payroll taxes".

(in thousands rubles)

23. Pension Obligations (continued)

Movements in the net liability for defined benefit pension plans in 2004 and 2003 were as follows:

	2004	2003
Net pension liability as of January 1	**832,777**	710,472
Net expense for defined benefit pension plans	**333,854**	199,019
Pension obligations arisen as a result of business combination	**110,771**	-
Contributions	**(135,439)**	(76,714)
Net pension liability as of December 31	**1,141,963**	832,777

As of December 31, 2004 and 2003 actuarial assumptions of defined benefit pension plans were as follows:

	2004	2003
Discount rate	9.18%	9.18%
Expected return on plan assets	9.33%	9.26%
Future salary increases	9.18%	9.18%
Relative pay increase (career progression)	1%	1%
Rate used for calculation of annuity value	6%	6%
Staff turnover	5%	5%
Mortality tables (source of information)	Russia 1998	Russia 1998

Movements in the net assets of defined benefit pension plans during 2004 and 2003 were as follows:

	2004	2003
Fair value of plan assets as of January 1	**274,598**	204,058
Actual return on plan assets	**6,073**	32,502
Employer contributions	**135,439**	76,714
Plan assets acquired as a result of business combination	**41,332**	-
Benefits paid	**(390,482)**	(38,676)
Fair value of plan assets as of December 31	**66,960**	274,598

Actual return on plan assets for 2004 was 13%.

As of December 31, 2004 and 2003 the plan assets did not include any financial instruments issued by the Company.

(in thousands rubles)

24. Revenues

By revenue types	2004	2003
Local telephone services	**5,582,458**	4,265,202
Long distance telephone services - national	**4,184,802**	3,257,236
Long distance telephone services - international	**1,368,668**	1,452,379
Services for national operators	**809,428**	841,997
Other telecommunications services	**785,350**	561,980
New services	**681,103**	437,251
Installation and connecting fees	**630,953**	595,214
Radio and TV broadcasting	**231,463**	174,616
Data transfer and telematic services	**197,976**	159,544
Rent of telephone channels	**110,860**	90,966
Documentary services	**58,136**	60,413
Other revenues	**766,203**	484,524
Total	**15,407,400**	12,381,322

The Company identifies revenue by the following major customer groups:

By customer group	2004	2003
Residential customers	**8,032,289**	6,263,468
Corporate customers	**5,258,248**	4,514,448
Government customers	**1,112,094**	869,475
Tariff compensation from the state budget	**1,004,769**	733,931
Total	**15,407,400**	12,381,322

25. General and Administration Expenses

	2004	2003
Security and fire protection services	**184,682**	127,183
Rent of premises	**140,181**	128,518
Insurance	**131,936**	98,448
Transportation services	**106,307**	88,598
Professional services	**102,356**	111,087
Advertising expenses	**60,623**	58,022
Business travel expenses and representation costs	**51,532**	43,362
Post services	**49,233**	13,470
Telecommunication regulatory fees	**44,462**	36,050
Payments to professional unions, cultural events expenses	**38,047**	20,906
Total	**909,359**	725,644

(in thousands rubles)

26. Other Operating Expenses, net

	2004	2003
Payments to Non-Commercial Partnership (Note 33)	**128,042**	102,207
Cost of goods sold	**90,022**	72,249
Banks service fees	**88,587**	77,922
Current assets written-off	**60,600**	63,431
Agency fees	**55,836**	78,483
Charitable and sponsor contributions	**33,317**	21,305
Civil defence	**32,786**	12,863
Training expenses	**30,407**	42,354
Gain from forgiveness of interest on loans from ZAO "Vnesheconombank" (Note 19)	**(115,103)**	-
Late payment charges	**(19,084)**	(8,899)
Gain from extinguishment of accounts payable	**(4,547)**	(14,695)
Other expenses, net	**79,542**	258,493
Total	**460,405**	705,713

27. Interest Expense, net

	2004	2003
Interest income	**(12,954)**	(24,044)
Interest expense	**320,895**	233,680
Interest expense accrued on financial leases	**136,784**	69,793
Less: capitalized interest (Note 6 and 7)	**(118,928)**	(12,225)
Total	**325,797**	267,204

28. Income Tax

The income tax charge for the years ended December 31, 2004 and 2003 comprised the following:

	2004	2003
Current income tax expense	**680,751**	460,671
Deferred income tax benefit	**(140,231)**	(200,657)
Total income tax expense	**540,520**	260,014

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2004	2003
Profit before income tax and minority interest	**1,249,662**	554,181
Statutory income tax rate	**24%**	24%
Theoretical tax charge at statutory income tax rate	**299,919**	133,003
Increase (decrease) resulting from the effect of:		
Non-taxable income	**(43,113)**	-
Expenses not deductible for tax purposes	**277,798**	194,093
Other adjustments	**5,916**	(67,082)
Total income tax charge for the year at the effective rate of 37 % (2003 – 38%)	**540,520**	260,014

(in thousands rubles)

28. Income Tax (continued)

The composition of deferred income tax assets and liabilities as of December 31, 2004 and 2003 and their movement in 2004 was as follows:

	December 31, 2004	December 31, 2003
Deferred tax assets:		
Accounts payable and accrued expenses	**176,702**	93,305
Accounts receivable	**103,809**	33,614
Other	**2,437**	20,537
Deferred tax asset, total	**282,948**	147,456
Deferred tax liabilities:		
Property, plant and equipment	**(1,305,587)**	(1,132,858)
Investements in associates and other financial investments	**(137,570)**	(154,858)
Finance leases	**(955)**	(53,763)
Other	**(10,462)**	(4,503)
Deferred tax liability, total	**(1,454,574)**	(1,345,982)
Total net deferred income tax liability (asset)	**(1,171,626)**	(1,198,526)

The movement in net deferred tax asset (liability) for the years ended December 31, 2004 and 2003 is presented below:

	2004	2003
Deferred tax liability as of January 1	**(1,198,526)**	(1,399,183)
Deferred tax benefit	**140,231**	200,657
Deferred tax related to business combination (Note 5)	**(111,916)**	-
Deferred tax related to subsidiary disposal (Note 8)	**(1,415)**	-
Deferred tax liability as of December 31	**(1,171,626)**	(1,198,526)

The Company's current structure is such that tax losses and current profits tax overpayments of one company may not be offset against current taxes payable and taxable profit of others, accordingly, taxes may have to be accrued even if the company shows a net consolidated tax loss. Accordingly, deferred tax assets of one company are not offestable against deferred tax liabilities of another company.

(in thousands rubles)

29. Earnings per Share

Earnings per share is calculated by dividing the net income attributable to participating shareholders by the weighted average number of ordinary and preference shares in issue during the period, excluding the average number of ordinary shares purchased by the Company and held as treasury shares (Note 17).

	2004	2003
Weighted average number of preference shares outstanding (thousands)	**214,076**	202,023
Weighted average number of ordinary shares outstanding (thousands)	**772,100**	735,917
Adjusted for weighted average number of treasury shares (thousands)	**(3,894)**	(2,789)
Weighted average number of ordinary and preference shares outstanding (thousands)	**982,282**	935,151
Net income	**705,318**	278,730
Earnings per share (basic/diluted)	**0.72**	0.30

There are no dilutive instruments, therefore basic earnings per share equal to diluted earnings per share.

30. Dividends Declared and Proposed for Distribution

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations. Dividends are accrued in the year they are declared and approved.

Dividends declared and approved during the year:

	2004	2003
Dividends on ordinary shares - 0.083 Rubles per share (for 2003 – 0.064 Rubles per share)	**61,081**	47,121
Dividends on preference shares - 0.36 Rubles per share (for 2003 – 0.14 Rubles per share)	**72,122**	28,283
Total	**133,203**	75,404

Dividends declared but not approved by the annual shareholders' meeting subsequent to year end:

Dividends on ordinary shares - 0.25 Rubles per share	218,532
Dividends on preference shares - 0.47 Rubles per share	117,423
Total	335,955

31. Contingencies and Operating Risks

Operating Environment of the Company

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory, legal, and economic reforms.

Management cannot predict what effect changes in fiscal, political or tariff policies may have on the Company's current financial position or its ability to make future investments in property, plant and equipment. The consolidated financial statements do not include any adjustments that might result from these uncertainties. Related effects will be reported in the financial statements as they become known and estimable.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations and changes, which can occur frequently. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

In February 2005 tax authorities raised a significant claim against OAO "Dalsvyaz", a company of Svyazinvest Group, as a result of tax examination of the company's operations for the years 2001-2002.

The Company does not expect similar claims since OAO "Dalsvyaz" disagreed with the claim raised by the tax authorities, brought the case before the court to contest the claim, and estimated the probability of successfully defending the claim as high. Additionally, tax authorities carried out examination in other companies of the Svyazinvest Group for the same periods, which resulted in no significant claims.

As of December 31, 2004, management believes that its interpretation of the relevant legislation is appropriate and that it is most likely that the Company's tax, currency and customs positions will be sustained. However, it is possible that in certain instances of interpreting the legislation requirements and assessing the relevant tax liabilities management of the Company may have assumed the position, which could subsequently be challenged by the government fiscal authorities as one lacking sustainable basis. The Company intends to defend its position on those issues. As of December 31, 2004, the financial statements do not contain adjustments which may become necessary due to these uncertainties and positions assumed by the Company.

Insurance Coverage

During 2004, the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

(in thousands rubles)

31. Contingencies and Operating Risks (continued)

Legal Proceeding

The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience in legislation interpretation; and (5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur in respect of the Russian legal system or the resulting effect of any such developments on the Company's financial condition or future results of operations. In the foreseeable future economic instability in the country may affect the Company's operations. The financial statements do not include any adjustment that may result from these uncertainties.

During the year, the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

Licenses

Substantially all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2005 to 2012. The Company has renewed these licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business. Suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company.

It is also known that the government of the Russian Federation plans to strengthen competition in telecommunication, for the reason of which it may issue additional licenses for local and international services to other operators. At the present time it is impossible to predict consequences, if any, of such changes on the Company's financial and economic activity.

32. Commitments

Capital Investments

As of December 31, 2004 and 2003 the Company has commitments of 252,312 and 65,746 respectively, for capital investments into modernization and expansion of its network.

As of December 31, 2004 and 2003 the Company has commitments of 66,353 and 12,102 respectively, for the purchase of property, plant and equipment.

Guarantees Issued

The Company stands as payment guarantor of third parties' liabilities totaling to 754,438 (2003 – 848,879). Company's management does not anticipate any material liabilities to arise in connection with the guarantees.

(in thousands rubles)

33. Balances and Transactions with Related Parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding as of December 31, 2004 are detailed below.

Sale of goods and services

During the reporting period the Company rendered services and sold its goods to the following related parties:

Related party	Relationship	Type of sales	Price determination method	2004	2003
OAO "Rostelecom"	Svyazinvest Group Company	Communication services, income from incoming international traffic to the operator's netowrk	Regulated tariff	**675,704**	238,003
OAO "Telecominvest" and associates		Communication services, nonresidential property lease and sale	Normal commercial terms	**571,534**	594,625
ZAO "WestBalt Telecom"	Associate	Communication services	Normal commercial terms	**11,080**	6,691
SZAO "Medexpress"	Associate	Communication services, cellular communication services	Normal commercial terms	**902**	5,254
Others				**1,033**	803
Total				**1,260,253**	845,376

(in thousands rubles)

33. Balances and Transactions with Related Parties (continued)

Purchases

During the reporting period the following related parties rendered services to the Company:

Related party	Relationship	Type of purchase	Price determination method	2004	2003
OAO "Rostelecom"	Svyazinvest Group Company	Communication services	Regulated tariff	**2,420,086**	1,838,143
OAO "Telecominvest" and associates		Lease services	Normal commercial terms	**256,008**	194,176
Non-Commersial Partnership	Svyazinvest Group Company	Financing for projects undertaken on behalf of the Company	Normal commercial terms	**128,042**	102,207
SZAO "Medexpress"	Associate	Insurance services	Normal commercial terms	**104,025**	28,361
OAO "Gyprosvyaz"	Svyazinvest Group Company	Design documentation for capital projects	Normal commercial terms	**2,769**	5,906
Others				**17,312**	11,253
Total				**2,928,242**	2,180,046

Balances with related parties

As of December 31, 2004 and 2003 balances with related parties comprise the following:

Accounts receivable

Related party	Relationship	Type of receivable	2004	2003
OAO "Telecominvest" and associates		Communicaton services, nonresidential property lease and sale	**59,961**	48,438
Others			**207**	10,607
Total			**60,168**	59,045

(in thousands rubles)

33. Balances and Transactions with Related Parties (continued)

Accounts payable

Related party	Relationship	Type of payable	2004	2003
OAO "Rostelecom"	Svyazinvest Group Company	Channel lease services, international traffic services and other communication services	**159,245**	145,290
OAO "Telecominvest" and associates			**96,666**	54,604
SZAO "Medexpress"	Associate	Insurance services	**3,763**	1,061
Others			**347**	832
Total			**260,021**	201,787

OAO "Svyazinvest"

The Company's parent entity – Svyazinvest - was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of Svyazinvest to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of Svyazinvest and its subsidiary companies.

The Government's influence is not confined to its share holdings in Svyazinvest. It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

As of December 31, 2003 the Company had an outstanding liability due to Svyazinvest of 28,585 under a loan agreement. The loan was fully repaid in 2004.

OAO "Rostelecom"

OAO "Rostelecom", a majority owned subsidiary of Svyazinvest, is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by OAO "Rostelecom" and terminated outside of the Company's network is stated as interconnection charges. Further, OAO "Rostelecom" uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators.

Transactions with government organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Federal Antimonopoly than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Government subscribers accounted for approximately 5% of trade accounts receivable as of December 31, 2004 (2003 – 8%). Amounts outstanding from government subscribers as of December 31, 2004, amounted to 121,868 (2003 – 136,857).

(in thousands rubles)

33. Balances and Transactions with Related Parties (continued)

Associates

The Company also provided services to other associates not disclosed in the tables above, including connection to public network, and rent of space for equipment and offices. The total effect of these transactions on the Company's financial position is insignificant.

Non-Commercial Partnership Center for Research of Problems in Development of Telecommunications

Non-Commercial Partnership "Center for Research of the Problems in Development of Telecommunications" (hereinafter "the Partnership") is an entity that Svyazinvest controls through its subsidiaries. The Company has an agreement with the Partnership, under which it provides funding for industry research and common administrative activities on behalf of the Company and other subsidiaries and associates of Svyazinvest. Payments to the Partnership included in other operating expenses in the accompanying consolidated statement of operations for the year ended December 31, 2004 amounted to 128,042 (2003 –102,207).

NPF "Telecom-Soyuz"

The Company has a number of pension agreements with NPF "Telecom-Soyuz" (Note 23) which is Svyazinvest Group Company. Payments to this pension fund in 2004 amounted to 122,624 (2003–66,107). For 2005 the payments are established at 159,983.

Compensation to key management personnel

Key management personnel comprise members of Management Board and Board of Directors of the Company, totaling 22 and 21 persons as of December 31, 2004 and 2003, respectively. Total compensation to key management personnel included in the statement of operations line "Wages, salaries, other benefits and payroll taxes" amounted to 60,979 and 34,891 for the years ended 31 December 2004 and 2003, respectively.

Compensation to key management personnel consists of contractual salary, performance bonus depending on operating results and payments for non-government pension benefits.

34. Financial Instruments

Fair value

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of faire value.

Carrying value of monetary assets and liabilities approximate their fair value. Balance sheet items denominated in foreign currency have been translated into Rubles using the corresponding exchange rate prevailing at the reporting date.

Carrying value of cash and cash equivalents approximate their fair value due to their short-term character and minimal credit risks.

(in thousands rubles)

34. Financial Instruments (continued)

Credit risk

Credit risk is the risk that counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which potentially subject Company entities to credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk.

The Company has no significant concentrations of credit risk due to significance of the client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. Part of accounts receivable is represented by state and other non-commercial organizations. Recovery of this debt is influenced by political and economic factors, however, management believes that as of December 31, 2004 there is no significant risk of loss to the Company beyond the provision already recorded.

The Company places spare cash on deposits in the number of Russian commercial financial institutions. Insurance of bank deposits is not provided to financial institutions operating in Russia. To manage credit risk the Company places spare cash in different financial institutions, and the Company's management analyzes risk of default of these financial institutions on a regular basis.

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's statement of operations, balance sheet and/or cash flows. Foreign currency denominated liabilities (Notes 19, 20 and 21) give rise to foreign exchange exposure.

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

For the period from January 1, 2003 to December 31, 2004 exchange rate of the Russian Ruble to US Dollar increased by approximately 13% and exchange rate of the Russian Ruble to Euro decreased by approximately 14%. Taking into account instability of economic situation in Russia, there is a probability of significant fall in exchange rate of the Russian Ruble in the future. Possible fall in the exchange rate of the Russian Ruble will lead to increase in the amount of the Company's borrowings, as well as will cause difficulties in attraction of funds including for refinancing of existing debt.

(in thousands rubles)

34. Financial Instruments (continued)

Interest rate risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results.

The following table presents as of December 31, 2004 and 2003 the carrying amount by maturity of the Company's financial instruments that are exposed to interest rate risk:

As of December 31, 2003:	**< 1 year**	**1-5 years**	**> 5 years**	**Total**
Fixed rate				
Short-term obligations	43,584			43,584
Long-term obligations	445,306	880,688	8,836	1,334,830
Finance lease obligations	57,808	29,671		87,479
Floating rate				
Long-term obligations	766,772	138,596		905,368
Short-term obligations	215,037			215,037
Finance lease obligations	177,361	465,058		642,419

As of December 31, 2004:	**< 1 year**	**1-5 years**	**> 5 years**	**Total**
Fixed rate				
Short-term obligations	140,595			140,595
Long-term obligations	2,427,991	3,027,435	108,644	5,564,070
Finance lease obligations	50,389	61,608		111,997
Floating rate				
Long-term obligations	49,301	32,863	-	82,164
Finance lease obligations	154,817	423,818		578,635

Interest on financial instruments classified as floating rate is revised at intervals less than one year. Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument.

The table above is reflective of the present value of interest-free liability under supplier credits, long-term promissory notes issued and loans obtained from related parties classified as fixed rate liabilities totaling 696,970 as of December 31, 2004. Interest is charged based on average weighted annual interest rate inclusive of all interest-bearing loans received by the Company in the respective period and denominated in the respective currency.

Interest risk under long term debts is generally related to floating rate debts denominated mostly in US Dollars and Euro. The floating rate payable is generally determined based on the London Interbank Offered Rate (LIBOR) and European Interbank Offered Rate (EURIBOR).

Lease contracts with OAO "RTK-Leasing" include clause on possible change in lease payments as agreed between the parties during the contract validity term. Since this leads to changes in lease interest rate, financial lease liabilities to OAO "RTK-Leasing" were classified as floating rate debts.

The Company does not use such financial instruments as interest swap or forward rate agreements to hedge its interest risks.

The Company has no significant interest-bearing assets.

(in thousands rubles)

35. Subsequent Events

Bond issue

On March 3, 2005 the Company issued 3,000,000 interest-bearing bonds with par value of 1,000 Rubles each. The bonds mature in 6 years and bear interest of 9.25% per annum for the first three years, the interest is payable quartely. The interest for the second three years is to be determined by the Board of Directors and communicated to stakeholders not later than February 18, 2008. Under the terms of the issuance, the bond-holders may exercise an early redemption in March 2008.

Business combinations and acquisition of minority interest

Pursuant to the Board of Directors' decision of January 21, 2005 the Company purchased 100% of the equity in OOO "Novgorod Datacom" and the remaining 48% share in OOO "Novgorod Deitacom" (Note 8) for 63,429 and 4,527, respectively in March 2005.

Telecommunication Reform

In 2005, within the framework of government efforts to restructure the telecommunication industry (liberalization of the telecommunication market) the Company will be providing domestic and international long-distance communication services on the basis of restructured relations with OAO "Rostelecom". These relations will be regulated by an agreement to assist in provision of domestic and international long-distance communication services and an agreement on interconnection to telecommunications lines.

Under the assistance agreement, the Company will provide on a compensatory basis an access to domestic and international long-distance communication services of OAO "Rostelecom", keep records and rating of provided services and receive payments for them, and also claim accounts receivable. The Company's revenue under the assistance agreement will be formed by fees paid by OAO "Rostelecom".

Under the interconnection agreement, the Company will provide to OAO "Rostelecom" traffic transmission services (call initiation and completion, traffic transit to/from interconnected operator networks).

(in thousands rubles)

35. Subsequent Events (continued)

Telecommunication Reform (continued)

The Company expects that the modified interaction framework will result in a decrease in both revenue and expenses, but the profit will remain at the previous level.

New tariffs for telecom services

There were not any changes in tariffs for telecom services in 2005.

Unified social tax

The Federal Law No. 70-FZ dated July 20, 2004 amended article 24 of the Tax Code of the Russian Federation. It stipulates reduction of unified social tax rate effective January 1, 2005.

Reduction of the unified social tax rate from 35.6% to 26% will lead to decrease in the amount of unified social tax, decrease in operating expenses, and increase in net profit of the Company.

The Company's management is not able to estimate the effect of the change in the unified social tax rate effective January 1, 2005 on its net profit for 2005.